Trilogy International Partners Inc.	Tel: 425-458-5900
155 108th Ave NE, Suite 400	Fax: 425-458-5998
Bellevue, Washington 98004

February 12, 2021

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Trilogy International Partners Inc.
Form 20-F for the Fiscal Year ended December 31, 2019
Filed March 24, 2020
Response dated December 22, 2020
File No. 000-55716

Dear Mr. Krikorian,

Trilogy International Partners Inc. (the “Company” or “we”) respectfully provides the following response to the comment contained in your letter dated February 2, 2021, relating to the above-referenced filing.

For ease of reference, we have repeated the Staff’s comment preceding our response.

Form 20-F for the Fiscal Year ended December 31, 2019

General

1.	In response to prior comment 2, we note your proposed disclosure that, “Of the 66 holders of record of the Company’s Common Shares, 37 were resident in the United States” and “Giving effect to the ‘look through’ requirements applicable to foreign private issuers with respect to record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, 36.6% of the Company’s Common Shares were held of record by persons resident in the United States.” Please advise us of the “look through” the registrant is referring to and provide your analysis by calculating record ownership pursuant to Exchange Act Rule 12g3-2(a) that provides that “securities held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers in the United States shall be counted as held in the United States by the number of separate accounts for which the securities are held.” Please also provide a breakdown of your calculation by the number of shares. In your analysis, please clearly include your calculation based upon common shares and the special voting share together. Please see Compliance & Disclosure Interpretation, Securities Act Rules, Question 203.17.

Response:

The Company advises the Staff that the “look through” referenced in the proposed disclosure previously submitted by the Company refers to the requirement that in determining the percentage of outstanding voting securities held of record by U.S. residents for purposes of Exchange Act Rule 3b-4(c)(1), foreign companies, as directed by Exchange Act Rule 12g3-2(a), must look through the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and assess the amount of securities represented by accounts of their customers resident in the United States.

As noted in the Company’s response letter submitted on December 22, 2020, the Company assesses its foreign private issuer status based on the number of voting securities (the “Numeric Method”), as contemplated by Compliance & Disclosure Interpretation, Securities Act Rules, Question 203.17.

Based on data as of April 7, 2020, the Company’s analysis of the number of securities held of record by U.S. residents, giving effect to the requirements of Exchange Act Rule 12g3-2(a), identified 21,532,838 common shares held of record by holders resident in the United States; 37,351,279 common shares held of record by holders resident outside of the United States; and 1 special voting share of the Company (the “Special Voting Share”) held of record outside of the United States by TSX Trust Company, as trustee (the “Trustee”), under a the terms of a voting trust agreement (the “Voting Trust Agreement”).

With respect to directly held shares of common stock, the Company determines residency based on information in the shareholders’ register maintained by the Company’s transfer agent. With respect to indirectly held shares of common stock, the Company engages a third party service provider to analyze “street name” accounts (including participant holders through Depository Trust Company and The Canadian Depository for Securities Limited) to identify shares held in accounts of customers resident in the United States.

Because the Special Voting Share is held subject to a voting trust, the Company, as directed by Rule 12g5-1(b)(1), further looks through the voting trust to identify the number of evidences of interest in the Special Voting Share (“Evidences of Interest”). Through communication with the Trustee, the Company identified 46 Evidences of Interest held by holders resident in the United States and 2 Evidences of Interest held by holders resident outside of the United States.

Accordingly, the Company’s calculations for the number of voting securities to be utilized in its application of the Numeric Method are as follows:

i.	voting securities held by holders resident in the United States: 21,532,838 common shares and 46 Evidences of Interest, or 21,532,884 aggregate voting securities;
ii.	voting securities held by holders resident outside the United States: 37,351,279 common shares and 2 Evidences of Interest, or 37,351,281 aggregate voting securities;
iii.	total voting securities outstanding: 58,884,117 common shares and 48 Evidences of Interest, or 58,884,165 aggregate securities.

The quotient of the aggregate number of voting securities held by holders resident in the United States (21,532,884) divided by the total aggregate number of outstanding voting securities (58,884,165) is 36.6%.

In connection with the Company’s most recent determination of foreign private issuer status as of June 30, 2020, the Company’s application of the Numeric Method in accordance with the methodology set forth above determined that approximately 37.5% of the Company’s voting securities were directly or indirectly owned of record by residents in the United States. Accordingly, the Company satisfied the definition of a “foreign private issuer” because the condition set forth in Rule 3b-4(c)(1) was not met as of June 30, 2020.

If you have any questions or further comments, please contact me by email at erik.mickels@trilogy-international.com or by phone at 425-458-5969.

Very truly yours,

/s/ Erik Mickels

Erik Mickels

Senior Vice President and Chief Financial Officer

cc:	Scott Morris, Senior Vice President and General Counsel
Luke Tavis, Corporate Controller
Gregg S. Lerner, Partner, Friedman Kaplan Seiler & Adelman LLP
Edward B. Winslow, Partner, Jones Day